                                           Rule 425
                                           Filer: Greater Bay Bancorp
                                           Commission File Number: 0-25034
                                           Subject Company: SJNB Financial Corp.
                                           Commission File Number: 0-11771


Northern California's
Premier Business Bank

        SJNB

        August 2001
With 2nd Quarter Financials

                                THE MARKET STREET
                                     JOURNAL

                             SAN JOSE NATIONAL BANK

                                 We Value Your
                                   Referrals!

                                   ----------

                       SJNB wishes to thank the following
                    individuals for referring new business.

                                  Dave Buchanan
                         Crawford, Pimentel,& Co., CPAs

                                Michael Callahan
                                 ABC Properties

                                  Hank Chanchez
                            Acme Building Maintenance

                                   Art Harriz
                                  Pizza Chicago

                                   Mike Hubert
                               Inner City Express

                                   Amir Kanji
                              Roman Sausage Company

                                  Nick Kouretas
                               Kouretas & Company

                                   Reggie Lee
                                R & L Management

                             Ronald Mancuso, D.D.S.
                                  SJNB Director

                               Bill Matusich, CPA

                                   Steve Olson
                                 Olson & Company

                                Andy Pavicich,Jr.
                                  A. P. Stumps

                                 Mary Lou Perez
                                 Funding Express

                                 Kurt Schienifel
                               Compass Management

                       If a company, group, or individual
                    you know would benefit from SJNB's unique
                         brand of Relationship Banking,
                                contact us today.




                                   SJNB Joins
                               Greater Bay Family


Customer Corner

                            PW Supermarkets and SJNB
                          Define Relationship Banking

San Jose National Bank has prided itself on its unique brand of "Relationship Banking." Our Relationship Banking is grounded in the principle of serving the best interests of our customers, in a highly personal manner, today and in the future. Personal understanding and mutual respect are the foundations of the relationship. In effect, the bank and its customers grow together.

This has been the case with PW Supermarkets and SJNB. Loyalty is an important principle to the Joey Franco family, the owners of PW Supermarkets, one of San Jose National Bank's original clients dating back to 1983. From literally a "Mom and Pop" grocery store in 1943, PW has grown to a market leader while still maintaining a neighborhood feel. Customer loyalty and employee loyalty have helped PW Supermarkets grow through the years. Customers have come to rely on PW Supermarkets week-in and week-out for all of their grocery and household needs. Many employees have spent their entire careers at PW.

It was no surprise that when Merlin Stigge joined PW Markets as Chief Financial Officer in January, he was able to bring his many years of experience to streamline and improve the cost effectiveness continued on next page

                           [LOGO OF PW SUPERMARKETS]

             One North Market Street o San Jose, California 95113 o
                         (408) 947-7562 o www.sjnb.com

                              ECHO Annual Seminar
                                a Great Success

[PHOTO]
Marlene Henry (center) of Brookvale Terrace, Capitola, was the winner of a $1,000 Travel Gift Certificate from Cedar Tree Travel courtesy of SJNB. Marlene is shown here with SJNB's Traci Cecil (left), manager of the HOA Department and Teresa Powell, Senior Vice President.

For the 29th consecutive year, members of ECHO (Executive Council of Homeowners) held their annual trade show to learn about common interest developments and to compare notes. Homeowners, Board Members, Management Companies and a variety of vendor organizations attended the trade show.

SJNB spread the exciting news of joining the Greater Bay Family to all the attendees. Joining Greater Bay gives SJNB the opportunity to place Homeowner Association reserve funds into separate FDIC insured banks within our banking family, up to $1 Million! This greatly reduces the amount of time management companies and Homeowner Associations spend looking for CD Placement programs. SJNB continues to be committed to serving the HOA industry!

Guest speakers and breakout sessions featured topics ranging from Basics for Directors to finances, legal and legislative issues. From 9 a.m. until late afternoon, the information flowed to all of the attendees. The day was topped off with an ice cream social.

SJNB, a longtime supporter of ECHO and exhibitor at the trade show, was well represented by Teresa Powell, Traci Cecil, Carla Brandt-Fenner, Diana Madera and Kimberly Payne.

Customer Corner continued from page 1...

of PW's banking structure. Today, PW uses many of SJNB's technology-based products to manage their cash flow and to make smarter banking decisions. Since Merlin's arrival, PW has embraced SJNB Online with Cash Management. With the use of ACH, available through SJNB Online, PW is able to offer its employees direct deposit of their payroll checks.

[PHOTO]
Merlin Stigge and Carla Brandt-Fenner

Carla Brandt-Fenner, SJNB Assistant Vice President, and Merlin Stigge have set up other Cash Management services as well. When SJNB recently rolled out CD ROM Statement capability, PW jumped right in to participate in the program.

Merlin Stigge states, "When I started at PW at the beginning of this year, I wasn't sure that SJNB would be able to provide us with the services I was seeking. I was pleasantly surprised to see that SJNB has the technology of the big banks and the customer service of a small bank. I appreciate that."

PW Supermarkets and SJNB have provided a blueprint of how Relationship Banking is good for bank and customer alike. Both have grown, both have prospered and both look forward to a bright future and a continuing relationship.

If you are interested in learning more about any of our cash management products, contact your account officer today at 408-947-7562.

================================================================================

                                Is There a CD ROM
                            Statement in Your Future?

We are pleased to announce the availability of your checking and savings account statements on CD ROM. This service is ideal if you have many accounts or very high volume accounts. The software makes viewing statements easier and faster with up to 12 months of statements and checks for viewing on one CD ROM. The cost for this service is $25 per month and $150 for a yearly statement.

Sign-up today for this program to get your August through December 2001 CD ROM statement. For more information or to view a demo of our CD ROM statements, contact Carla Brandt-Fenner at 408-938-1147 or by e-mail at carla.fenner@sjnb.com.

                           SJNB to Become Part of the
                        "Super-Community Banking" Family

         The community banks that make up the Greater Bay Bancorp family have retained their individual names and identities and
               operate with autonomy in their respective markets.

On June 25, 2001, Greater Bay Bancorp and SJNB Financial Corp. announced the signing of a definitive merger agreement. Upon completion of the merger, San Jose National Bank will operate as a wholly owned subsidiary of Greater Bay Bancorp.

To compete more effectively in the financial industry, Greater Bay Bancorp incorporates a strategy referred to as "Super-Community Banking." Through high-touch relationship banking with local decision-making, Greater Bay Bancorp is positioned as an attractive alternative to larger institutions. By pooling the resources of selected community banks through mergers, Greater Bay Bancorp offers a wide range of products and services enabling it to compete against bigger banks, and yet remains small enough to work closely with clients in meeting their needs.

                 How will this merger benefit SJNB customers?

     SJNB customers will have access to more products and more services while still enjoying the local, personal decision-making they have always received at SJNB.

o SJNB customers will have access to 38 banking offices instead of 4... more locations.

o The strength of the merged bank will provide our customers with access to higher lending limits, assuring that SJNB can continue to assist its customers to grow their businesses in the future.

o SJNB will offer our customers access to an international banking group, a venture banking group and trust services.

o The development of technology-based products that give our customers more control over their finances will remain a priority.

It is anticipated that the closing of the merger, which is subject to regulatory and shareholder approvals and the satisfaction of other closing conditions, will be in late 2001.

================================================================================

Certain matters discussed herein constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements concerning the proposed merger between SJNB Financial Corp. and Greater Bay Bancorp. These forward-looking statements are based on management's current expectations and beliefs and are subject to certain risks and uncertainties that could cause the actual results to differ materially from those described in the forward-looking statements, including when and if the proposed merger is consummated, the success of Greater Bay in integrating the new bank into its organization and other risks detailed in the reports filed by SJNB and Greater Bay with the SEC, including their 2000 Annual Reports on Form 10-K.

Material set forth herein may be deemed to be solicitation material in respect of the proposed merger of SJNB with Greater Bay. SJNB and its directors and executive officers may be deemed to be participants in the solicitation of proxies from SJNB shareholders in respect of the merger. Information about the directors and executive officers of SJNB and their ownership of SJNB common stock is set forth in SJNB's proxy statement on Schedule 14A filed with the SEC on April 18, 2001. Additional information regarding the interests of those participants may be obtained by reading the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Shareholders of SJNB and other investors are urged to read the joint proxy statement/prospectus which will be included in the registration statement on Form S-4 to be filed by Greater Bay with the SEC in connection with the proposed merger, and which will be sent to shareholders of SJNB and Greater Bay seeking their approval of the proposed merger, because it will contain important information. When filed, the registration statement can be obtained, without charge, at the SEC's Internet site (http://www.sec.gov) or by directing a request to SJNB's executive offices at One North Market Street, San Jose, California, 95113, telephone (408) 947-7562.

                             P R E S I D E N T ' S
                                  M E S S A G E

[PHOTO]
James R.
Kenny
 . . . . .
President
and CEO

SJNB Financial Corp and San Jose National Bank are pleased to report that the net income for the second quarter of 2001 was $2.795 million ($.70 per diluted share). This represents an increase of 8.5% from the $2.577 million ($.67 per diluted share) for the second quarter of 2000. This represented a decrease of 6.9% from the $3.001 million ($.75 per diluted share) for the first quarter of 2001. Net income for the six months ended June 30, 2001 was $5.796 million and represented an increase of 15% from the $5.040 million, before the Saratoga Bancorp merger related costs, net of tax, for the same period in 2000.

The increase in net income for the six months ended June 30, 2001 over the prior year was achieved in spite of the economic slow-down and was achieved primarily by an increase in net interest income resulting from our continued growth. The decrease in net income for the second quarter of 2001 as compared to the first quarter of 2001 was mainly due to the decline in net interest income resulting primarily from the decrease in interest rates since January 2001.

Although we are disappointed with the decline in earnings from the first quarter of 2001 to the second quarter of 2001, we believe our performance continues to reflect excellent operating statistics as shown by our six months ended June 30, 2001 return on average tangible equity of 18.4% and return on average tangible assets of 1.83%. We continue to be proud of our credit quality ratio of .20% of non-performing loans and leases to total loans and leases.

Sincerely,

/s/ James R. Kenny

James R. Kenny
President
& Chief Executive Officer

SJNB One North Market Street
     San Jose, California 95113

                Northern California's Premier Business Bank

[LOGO] Member FDIC

                    SECOND QUARTER 2001 FINANCIAL STATEMENTS

                      Condensed Consolidated Balance Sheets

(In Thousands) (Unaudited)
-------------------------------------------------------------------------------------------------------------------
                                                                                     June 30,             Dec. 31,
                                                                                       2001                 2000
-------------------------------------------------------------------------------------------------------------------
Assets:
-------------------------------------------------------------------------------------------------------------------
Cash and due from banks                                                                  $ 27,008         $ 20,831
Interest-bearing deposits in other banks                                                      674              599
Federal funds sold                                                                          5,000            7,240
Money market investments                                                                       --           38,475
Investment securities:
  Available for sale (includes securities subject
    to repurchase agreements as of December 31, 2000:
     Fair value: $10,024 at December 31, 2000)                                            118,019          110,160
  Held to maturity (Fair value: $18,646 at December 31, 2000)                                  --           18,627
-------------------------------------------------------------------------------------------------------------------
    Total investment securities                                                           118,019          128,787
-------------------------------------------------------------------------------------------------------------------
Loans and leases                                                                          482,029          463,314
Allowance for loan and lease losses                                                        (7,929)          (7,393)
-------------------------------------------------------------------------------------------------------------------
  Loans and leases, net                                                                   474,100          455,921
-------------------------------------------------------------------------------------------------------------------
Premises and equipment, net                                                                 5,133            5,444
Accrued interest receivable                                                                 3,330            3,968
Intangibles (Net of accumulated amortization of $3,246 at June 30, 2001
 and $3,059 at December 31, 2000)                                                           2,765            2,952
Other assets                                                                               24,492           23,560
-------------------------------------------------------------------------------------------------------------------
     Total assets                                                                        $660,521         $687,777
===================================================================================================================

Liabilities and Shareholders' Equity:
-------------------------------------------------------------------------------------------------------------------
Deposits:
  Non interest-bearing                                                                   $112,560         $130,130
  Interest-bearing                                                                        450,261          455,213
-------------------------------------------------------------------------------------------------------------------
     Total deposits                                                                       562,821          585,343
-------------------------------------------------------------------------------------------------------------------
Federal Home Loan Bank advances                                                            18,236           20,326
Other borrowings                                                                            2,303           11,713
Accrued interest payable                                                                    2,188            2,412
Other liabilities                                                                           4,447            4,400
-------------------------------------------------------------------------------------------------------------------
     Total liabilities                                                                    589,995          624,194
-------------------------------------------------------------------------------------------------------------------
Shareholders' equity:
  Preferred stock, no par value, 5,000 shares authorized; None issued or outstanding in 2001 or 2000.

  Common stock, no par value; 20,000 shares authorized; Issued and outstanding,
     3,808 shares at June 30, 2001 and 3,747 shares at December 31, 2000.                  24,109           22,845
  Retained earnings                                                                        44,504           40,221
  Accumulated other comprehensive income                                                    1,913              517
-------------------------------------------------------------------------------------------------------------------
     Total shareholders' equity                                                            70,526           63,583
-------------------------------------------------------------------------------------------------------------------
Commitments and contingencies                                                                  --               --
-------------------------------------------------------------------------------------------------------------------
     Total                                                                               $660,521         $687,777
===================================================================================================================


CONSOLIDATED STATEMENT OF OPERATIONS
(In Thousands, except per share amounts)                                      Quarter ended         Six months ended
(Unaudited)                                                                      June 30,               June 30,
                                                                          -----------------------------------------------
                                                                             2001        2000       2001        2000
-------------------------------------------------------------------------------------------------------------------------
Interest income:
  Interest and fees on loans and leases                                       $10,814    $11,269     $22,621     $21,603
  Interest on money market investments                                            217        668         489       1,073
  Interest on time deposits                                                         7         22          14          47
  Interest and dividends on investment securities available for sale            1,824      1,632       3,814       3,090
  Interest on investment securities held to maturity                               --        283          --         583
  Other interest and investment income                                            114          3         163           5
-------------------------------------------------------------------------------------------------------------------------
    Total interest income                                                      12,976     13,877      27,101      26,401
-------------------------------------------------------------------------------------------------------------------------
Interest Expense:
  Deposits:
    Interest-bearing demand                                                       354        562         840       1,121
    Money market and savings                                                    1,207      1,592       2,808       3,003
    Certificates of deposits less than $100                                       922        851       1,700       1,563
    Certificates of deposit over $100                                           1,715      1,775       3,586       3,291
Federal Home Loan Bank advances                                                   279        332         595         664
Other borrowings                                                                  199        222         419         420
-------------------------------------------------------------------------------------------------------------------------
    Total interest expense                                                      4,676      5,334       9,948      10,062
-------------------------------------------------------------------------------------------------------------------------
    Net interest income                                                         8,300      8,543      17,153      16,339
-------------------------------------------------------------------------------------------------------------------------
Provision for loan and lease losses                                               200        125         600         375
-------------------------------------------------------------------------------------------------------------------------
     Net interest income after provision for
       loan and lease losses                                                    8,100      8,418      16,553      15,964
-------------------------------------------------------------------------------------------------------------------------
Other Income:
  Service charges on deposits                                                     390        291         711         565
  Other operating income                                                          111        125         268         296
  Increase in cash surrender value of life insurance                              181         81         419         143
  Net loss on securities available for sale                                       (10)      (587)         (1)       (587)
-------------------------------------------------------------------------------------------------------------------------
     Total other income (loss)                                                    672        (90)      1,397         417
-------------------------------------------------------------------------------------------------------------------------
Other Expenses:
  Salaries and benefits                                                         2,579      2,345       5,220       4,643
  Occupancy                                                                       356        341         754         694
  Merger related costs, nonrecurring                                               --         --          --       3,424
  Other                                                                         1,362      1,430       2,694       2,805
-------------------------------------------------------------------------------------------------------------------------
     Total other expenses                                                       4,297      4,116       8,668      11,566
-------------------------------------------------------------------------------------------------------------------------
     Income before income taxes                                                 4,475      4,212       9,282       4,815
Income taxes                                                                    1,680      1,635       3,486       1,923
-------------------------------------------------------------------------------------------------------------------------
     Net income                                                               $ 2,795    $ 2,577     $ 5,796     $ 2,892
=========================================================================================================================
Net income per share - basic                                                    $0.73      $0.70       $1.53       $0.80
=========================================================================================================================
Net income per share - diluted                                                  $0.70      $0.67       $1.45       $0.76
=========================================================================================================================
Dividends declared per share                                                    $0.20      $0.16       $0.40       $0.32
=========================================================================================================================
Average common shares outstanding                                               3,805      3,676       3,789       3,635
=========================================================================================================================
Average common shares and share equivalents outstanding                         4,006      3,823       3,993       3,806
=========================================================================================================================